UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003854

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53317

RECEIVED MAR 0 1 2002 354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING 04/17/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rutberg & Company, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

991 Folsom Street
(No. and Street)

San Francisco	CA	94107
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Rutberg (415) 371-1186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center #711	San Francisco	CA	94111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Robert K. Mah, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rutberg & Company, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Partner

Title

Notary Public


YOLANDA C. AQUINO
Commission # 1324694
Notary Public - California
San Francisco County
My Comm. Expires Nov 7, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RUTBERG & COMPANY, LLC

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2001
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT



Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Rutberg & Company, LLC:

We have audited the accompanying balance sheet of Rutberg & Company, LLC (a Delaware Limited Liability Company) as of December 31, 2001, and the related statements of operations, members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Mah & Associates, LLP

January 31, 2002

RUTBERG & COMPANY, LLC

BALANCE SHEET - DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	508,455
Accounts receivable		4,915
Prepaid expenses		14,665
Total current assets	$	528,035
PROPERTY AND EQUIPMENT, at cost:		
Office equipment	$	9,029
Less - accumulated depreciation		(1,565)
	$	7,464
Total assets	$	535,499

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	29,455
Accrued liabilities		185,811
Total current liabilities	$	215,266
MEMBERS' EQUITY		
Managing members - Class A - 400,000 units	$	250,000
Nonmanaging members - Class C- 1,400,000 units		875,000
	$	1,125,000
Net loss		(804,767)
Total members' equity	$	320,233
Total liabilities and members' equity	$	535,499

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	$	-
MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES (Exhibit I)		807,862
Loss from operations	$	(807,862)
INTEREST INCOME		3,095
NET LOSS	$	(804,767)

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF CHANGES OF MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Managing Members		Nonmanaging Members		Total	
BALANCE - DECEMBER 31, 2000	$	-	$	-	$	-
Members' contribution		250,000		875,000		1,125,000
Members' withdrawals		-		-		-
Net loss		(178,837)		(625,930)		(804,767)
BALANCE - DECEMBER 31, 2001	$	71,163	$	249,070	$	320,233

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (804,767)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	$ 1,565
Changes in assets and liabilities:	
Receivables	(4,915)
Prepaid expenses	(14,665)
Payables	29,455
Accrued liability	185,811
Total adjustments	$ 197,251
Net cash used in operating activities	$ (607,516)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	$ (9,029)
Net cash used in investing activities	$ (9,029)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Proceeds from issuance of members interest	$ 1,125,000
Net cash provided by financing activities	$ 1,125,000
NET INCREASE IN CASH	$ 508,455
CASH - BEGINNING OF YEAR	-
CASH - END OF YEAR	$ 508,455

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of this financial statement.

RUTBERG & COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

1. Summary of Significant Accounting Policies

General – Rutberg & Company, LLC (a Delaware Limited Liability Company) (the company), was formed on April 17, 2001 as a limited liability company. The company is a research-centric investment bank focused on raising mid to late stage private equity capital on behalf of industry leading emerging growth companies.

Cash and Cash Equivalents – Cash and cash equivalents include all cash balances and highly liquid investments with original maturities of three months or less.

Income Taxes – The Company and its members elected income tax status as a limited liability company from its inception. Under this election, the members of the Company are personally liable for federal and state income taxes. The Company is liable for state LLC fees on revenue generated.

Concentration of Credit Risk – The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts.

Depreciation – Depreciation of property and equipment is provided by charges to operations over the following useful lives:

Type of Property	Life
Property and equipment	3 to 7 years

Depreciation is computed using the straight-line and accelerated methods. The depreciation expense was $1,565 during the year ended December 31, 2001.

Estimates Included in the Financial Statements – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, both defined by the Rule. As of December 31, 2001, the company had a net capital of $283,227 which was $278,227 in excess of its required net capital of $5,000. The company's percentage of aggregate indebtedness to net capital is 76%.

Net capital was as follows:

Total ownerships' equity	$	320,233
Ownerships' equity not allowable for net capital		-
Total ownerships' equity qualified for net capital	$	320,233
Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings	$	320,233
Nonallowable assets		
Furniture and fixture	$	7,464
Receivables from non-customers		4,915
Other assets		14,665
Total nonallowable assets	$	27,044
Net capital before haircuts on securities positions	$	293,189
Haircuts on securities		9,962
Net Capital	$	283,227

Aggregate Indebtedness was as follows:

Customer payables	$	29,455
Accrued expenses payable		185,811
Total aggregate indebtedness	$	215,266

The company is required to maintain a minimum net capital of $5,000. The company operates under a "fully-disclosed" basis, whereby the company will not hold customer funds or safekeep customer securities. Therefore, the computation pursuant to Rule 15c3-3 is not required.

Statement of changes in liabilities Subordinated to claims of general creditors – (d) (2)	None

6. Members' Interest

The interest of the members in the company is comprised of two classes, Class A units are issued for Managing Members and Class C units are issued for Nonmanaging Members. Class A units and Class C units are issued solely for cash or other property. All classes are intended to be treated equally.

EXHIBIT I

RUTBERG & COMPANY, LLC

MARKETING, GENERAL AND ADMINISTRATIVE EXPENSES

FOR THE YEAR ENDED DECEMBER 31, 2001

Salaries	$	466,928
Professional fees		101,653
Travel and entertainment		45,844
Rent		23,372
Telephone		22,369
Payroll taxes		21,596
Dues and subscriptions		19,601
Printing & reproduction		19,312
Vacation		11,255
Public relations		10,754
Bonus		10,000
Office expenses		9,847
Consulting		6,978
Licenses and permits		6,368
Group benefits		5,695
Equipment rental		5,252
Education expenses		5,013
Utilities		4,973
Postage & delivery		4,964
Depreciation		1,565
Repairs & maintenance		1,400
Advertising		958
Insurance		804
Franchise Fees		800
Gifts		232
Bank service charges		172
Security		157
	$	807,862

The accompanying notes are an integral part of this statement.